July 26, 2010

Kevin C. Rupert
U. S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:           Copley Fund, Inc. (File. No. 811-2815)

Dear Kevin:

On behalf the above-referenced registrant, the Fund responds to the comments that you provided concerning the N-CSR filing made by the Fund on May 6, 2010 as setforth below. An amended N-CSR will be filed within two days reflecting the incorporation of the staff’s comments.

In addition, this will confirm that the Fee Table information set forth in the Fund’s prospectus will be amended to reflect the revised expense ratio calculations.

                 COMMENT 1:
 As currently presented, the deferred taxes are not included in the ‘Ratio of net expenses, including regular and deferred taxes, to average net asset’ included in the Financial Highlights section for the years ended February 28 or 29 2010, 2009 or 2008.

Response:
The ‘Ratio of net expenses, including regular and deferred taxes to average net assets’ in the Financial Highlights section will be restated to include the deferred  taxes and will be presented as follows:

	Fiscal Years Ending February 28 or 29,
Ratios/Supplemental Data	2010	2009	2008	2007	2006

Ratio of net expenses, including regular and deferred taxes, to average net assets *	5.29%	(9.85%)**	(0.67%)**	7.88%	3.80%
Ratio of net expenses, excluding deferred taxes, to average net assets*	1.05%	1.57%	1.34%	1.67%	1.72%
Ratio of total expenses, including regular and deferred taxes, to average net assets*	5.40%	(9.57%)**	(0.61%)**	7.97%	3.90%
Ratio of total expenses, excluding deferred taxes, to average net assets*	1.16%	1.86%	1.41%	1.76%	1.83%

*Excludes operating expenses from the Operating Companies of $81,764, $353,018, $129,652, $31,676 and $30,787 for the fiscal years ending 2010 through 2006, respectively.
**Includes a deferred tax benefit of $7,490,467 and $1,770,234 for the fiscal years ending 2009 and 2008, respectively.

COMMENT 2:
The deferred federal tax included in the table at Note 2 does not state the deferred federal taxes.

Response:
The table in Note 2 presenting the Federal and state income tax provision (benefit) will be revised and presented as follows:

Fiscal Year
2010
Current:
Federal	$(231,896)
State	-
Deferred *:
Federal	2,421,648
State	-
Net provision (benefit) for income taxes	$2,189,752

*Deferred income taxes are shown net within the increase in unrealized appreciation of investments on the accompanying Consolidated Statement of Operations.

COMMENT 3:
The actual effective tax rate should be shown within Note 2.

Response:
The discussion of the effective tax rate within Note 2 will be revised to read as follows:
The difference between the effective tax rate of 25% and the statutory tax rate of 35% is primarily attributable to the benefits of the dividend received deduction.

COMMENT 4:
‘Increase in unrealized appreciation of investments during current period, net of income tax effect’ on the Consolidated Statement of Operations should indicate the amount of deferred income taxes.

Response:
The Consolidated Statement of Operations will be revised and will read as follows:
Increase in unrealized appreciation of investments during current period, net of deferred income taxes of $2,421,648

In connection with this response, the registrant acknowledges that (a) the registrants are responsible for the adequacy and accuracy of the disclosures in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (c) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please feel free to call or e-mail if you have any questions.

Very truly yours, ROBERTS & HENRY /s/ Thomas C. Henry Thomas C. Henry

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